SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                            HOWMET INTERNATIONAL INC.
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)



                                    443208103
                                 (CUSIP Number)


                              Daniel S. Hapke, Jr.
                    Senior Vice President and General Counsel
                            Cordant Technologies Inc.
                               15 W. South Temple
                                   Suite 1600
                         Salt Lake City, Utah 84101-1532
                                 (801) 933-4000
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 March 13, 2000
             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                       (continued on the following pages)

CUSIP No. 443208103                      13D                   Page 2 of 9 Pages

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cordant Technologies Holding Company  51-0336475
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

      Bank    BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

  NUMBER OF
                              84,650,000
   SHARES

                        --------------------------------------------------------
                        8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                     -0-

                        --------------------------------------------------------
   EACH                 9    SOLE DISPOSITIVE POWER

 REPORTING
                              84,650,000
  PERSON
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
    WITH
                              -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  84,650,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [-]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      84.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO

--------------------------------------------------------------------------------

CUSIP No. 443208103                      13D                   Page 3 of 9 Pages

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cordant Technologies Inc.  36-2678716

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

      Bank    BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

  NUMBER OF
                              84,650,000
   SHARES
                        --------------------------------------------------------
                        8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                    -0-

                        --------------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER

  REPORTING
                              84,650,000
   PERSON
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
    WITH
                              -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  84,650,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [-]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      84.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO; HC

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

      This Amendment No. 2 to Schedule 13D amends the Statement on Schedule 13D filed February 18, 1999 by Cordant Technologies Inc. ("Cordant") and Cordant Technologies Holding Company ("Holding" and, together with Cordant, the "Reporting Persons"), as amended by Amendment No. 1, filed with the Securities and Exchange Commission on November 12, 1999 (as amended, the "Schedule 13D"), relating to the shares of common stock, par value $0.01 per share ("Shares"), of Howmet International Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein have the meanings given to such terms in the
Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

      Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

      The Reporting Persons acquired the Purchased Shares on February 8, 1999, from The Carlyle Group ("Carlyle") to increase their ownership of the Issuer from 62% to 84.6% of the outstanding Shares. The Reporting Persons had an option that was granted by Carlyle in December 1997 at the time of the Issuer's initial public offering (the "IPO") to acquire all of Carlyle's Shares. The option was exercisable beginning in December 1999 at a market-based price, and the acquisition of the Shares from Carlyle was made at this time to eliminate the uncertainty regarding the price and timing of the option exercise. In connection with Carlyle's sale of its Shares, Mr. William E. Conway, Jr., Carlyle's representative on the Board of Directors of the Issuer, advised Cordant of his intention to retire from the Issuer's Board of Directors effective at the 1999 Annual Meeting.

      On February 12, 1999, the Issuer announced that on February 17, 1999, it planned to exercise its option to redeem all of its then outstanding 9% Series A Senior Cumulative Preferred Stock (the "Series A Preferred Stock") at an aggregate redemption price of $66,379,991, all of the shares of which were owned by Holding. On February 17, 1999, the redemption of the Series A Preferred Stock was consummated.

      On November 12, 1999, Cordant delivered a written proposal to the Board of Directors of the Issuer to acquire all of the outstanding Shares not owned by Cordant for a price of $17.00 per share in cash (the "Proposal Letter"). In the Proposal Letter, Cordant requested that the Issuer's Board of Directors refer the proposal to its Committee of Independent Directors (the "Special Committee") for its review and consideration. The text of the Proposal Letter is filed as
Exhibit 5 hereto and incorporated herein by reference.

      On March 8, 2000, representatives of Cordant advised representatives of the Special Committee of Cordant's discussions with Alcoa Inc. ("Alcoa") regarding a possible business combination transaction involving Cordant and Alcoa. Cordant requested that the Special Committee consider recommending to the full Board of Directors of the Issuer that it approve Alcoa's entering into a proposed Agreement and Plan of Merger with Cordant (the "Merger Agreement") such that Alcoa would not be restricted, as an "interested stockholder" of the Issuer under Section 203 of the General Corporation Law of the State of Delaware ("Section 203"), from entering into a business combination (as defined in Section 203) with the Issuer for three years after becoming an interested stockholder without an affirmative vote of two-thirds of the disinterested Shares.

      Over the next few days, representatives of Cordant conducted discussions with representatives of the Special Committee regarding the terms under which the Special Committee would consider recommending the approval, for purposes of
Section 203, of Alcoa's becoming an interested stockholder of the Issuer as a result of its entering into the Merger Agreement. As an alternative, the representatives also discussed possible terms for a negotiated transaction in which Cordant would acquire the publicly held Shares. On March 10, 2000, Cordant made a proposal to the Special Committee to acquire all publicly traded Shares for $18.75 per Share, but following further discussions no agreement was reached.

      On March 13, 2000, the Reporting Persons and the Issuer entered into an amendment to the Corporate Agreement (as defined in Item 6 below) (the "Corporate Agreement Amendment"). Under the Corporate Agreement Amendment, Cordant agreed to certain restrictions on acquiring Shares if doing so would reduce the number of publicly held Shares below 14% of the outstanding Shares. The Issuer stated on March 14, 2000, that Alcoa had separately agreed with the Issuer to be bound by the same limitations, which are described in Item 6 below, and that the Corporate Agreement Amendment and the arrangements with Alcoa had been approved by the full Board of Directors of the Issuer with the recommendation and concurrence of the Special Committee. The Special Committee and the full Board of Directors of the Issuer also approved, for purposes of
Section 203, Alcoa's becoming an interested stockholder of the Issuer as a result of its entering into the Merger Agreement.

      On March 14, 2000, Cordant and Alcoa announced the execution of the Merger Agreement. Alcoa has advised Cordant that it intends to enter into discussions with the Special Committee to pursue the acquisition of the publicly held Shares. Cordant expects to participate in these discussions as appropriate.

      Subject to any limitations set forth in the Corporate Agreement, as amended by the Corporate Agreement Amendment, and the Merger Agreement and changes in other factors, including, among other things, market and economic conditions, the respective businesses, operations, financial condition and prospects of Cordant and the Issuer, and other business opportunities that may be available to Cordant, Cordant reserves the right to formulate other plans and/or make other proposals and take such actions with respect to its investment in the Issuer. The descriptions of the Corporate Agreement, the Corporate Agreement Amendment and certain terms of the Merger Agreement set forth in Item 6 below are incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

      In connection with the Issuer's IPO, the Reporting Persons and the Issuer entered into a Corporate Agreement, dated as of December 2, 1997 (the "Corporate Agreement"). Under the

Corporate Agreement, the Reporting Persons agreed that without the consent of the Carlyle representative on the Issuer's Board, if any, and a majority (but not less than two) of the non-employee directors of the Issuer who are not directors or employees of the Reporting Persons, Carlyle or their respective affiliates, neither the Reporting Persons nor any of their affiliates may acquire Publicly Held Shares (as defined below) if, after such acquisition, the number of Publicly Held Shares would be less than 14% of the total number of Shares outstanding other than (i) pursuant to a tender offer to acquire all of the outstanding Shares not then beneficially owned by the Reporting Persons or
(ii) pursuant to a merger or other business combination in which holders of all outstanding Publicly Held Shares are treated the same. "Publicly Held Shares" as used in this Amendment No. 2 to Schedule 13D is defined as outstanding Shares other than Shares held by the Reporting Persons, Carlyle or any of their affiliates.

         Pursuant to the Corporate Agreement, the Issuer granted to Holding a preemptive right which gives Holding the right, upon any issuance or sale by the Issuer of its Shares of capital stock, to purchase from the Issuer a number of such Shares sufficient to maintain Cordant's percentage ownership of the Issuer's outstanding voting power and equity as of immediately prior to such issuance or sale. The Corporate Agreement also provides that each party shall use its good faith efforts to cause at least two members of the Issuer's Board of Directors to be independent directors within the meaning of the rules of the New York Stock Exchange regarding who may serve on the audit committee of a company listed on such exchange. Under the Corporate Agreement, the Issuer has also established a Committee of Independent Directors of the Issuer's Board of Directors to be responsible for approving the terms of all material agreements and transactions, and any material amendments to such agreements, between the Issuer and Cordant.

      On March 13, 2000, the Reporting Persons and the Issuer entered into the Corporate Agreement Amendment. Under the Corporate Agreement Amendment, the Reporting Persons agreed that neither they nor any of their affiliates will acquire Publicly Held Shares if, after such acquisition, the number of Publicly Held Shares would be less than 14% of the total number of outstanding Shares, other than: (1) with the consent of a majority (but not less than two) of the non-employee directors of the Issuer who are not directors or employees of Cordant, Holding or their affiliates; or (2) the purchase of at least a majority of the outstanding Publicly Held Shares pursuant to a tender offer to acquire all of the Publicly Held Shares, which tender offer (A) is conditioned upon there being tendered and not withdrawn prior to the expiration of the offer not less than a majority of the outstanding Publicly Held Shares (the "Minimum Tender Condition"), and (B) provides a commitment for a prompt merger or business combination following the purchase of Shares in the tender offer as contemplated by clause (3) below; or (3) pursuant to a merger or other business combination, within one year following the completion of a tender offer described in clause (2) above that satisfied the Minimum Tender Condition, in which each Publicly Held Share outstanding immediately prior to the effective time of such merger or business combination is converted into the right to receive the same consideration paid or issued in the tender offer; or (4) pursuant to a merger or other business combination in which holders of all outstanding Publicly Held Shares are treated the same which is approved by the holders of a majority of the outstanding Publicly Held Shares.

      The foregoing description of certain terms of the Corporate Agreement and the Corporate Agreement Amendment is qualified in its entirety by reference to the Corporate Agreement and the Corporate Agreement Amendment, copies of which are filed as Exhibits 3 and 6, respectively, hereto, and incorporated herein by reference.

      Pursuant to the terms of the Merger Agreement, Cordant agreed to certain restrictions on its ability to dispose of or acquire Shares. Section 5.1 of the Merger Agreement provides that neither Cordant nor any of its subsidiaries will enter into an agreement for the disposition of Shares or the acquisition of additional Shares except in an amount that is not material to Cordant and its subsidiaries taken as a whole. However, the restrictions in Section 5.1 of the Merger Agreement do not preclude (1) Cordant and its subsidiaries from discussing and negotiating the acquisition of the Publicly Held Shares, provided that Cordant may not enter into an agreement with respect to any such acquisition without the consent of Alcoa, or (2) the Issuer from entering into discussions and negotiations with Alcoa for the acquisition of the Publicly Held Shares. Section 5.7 of the Merger Agreement, among other things, generally limits the ability of Cordant to solicit proposals for the sale of its Shares. Section 5.11 of the Merger Agreement provides that nothing in the Merger Agreement will prevent Alcoa or any of its affiliates from offering to acquire or agreeing with the Issuer to acquire all of the Shares not owned by Cordant or its subsidiaries in accordance with the terms of the Corporate Agreement, as amended by the Corporate Agreement Amendment, provided that Alcoa may not acquire any Shares prior to Alcoa's purchase of shares of Cordant common stock as contemplated by the Merger Agreement.

      The foregoing description of certain terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7 hereto and incorporated herein by reference.

      The Reporting Persons, on the one hand, and certain affiliates of Carlyle (the "Carlyle Entities") and William E. Conway, Jr., on the other hand, on February 8, 1999 amended and restated an existing standstill agreement (the "New Standstill Agreement"), which New Standstill Agreement provides that none of the Carlyle Entities nor Mr. Conway will, without the prior consent of Cordant's Board of Directors, among other things, acquire or otherwise increase their aggregate beneficial ownership of, or permit affiliates controlled by certain of the Carlyle Entities to so acquire, any securities of the Issuer or its wholly-owned subsidiary, Howmet Corporation (other than as a result of an acquisition of such class of securities by the Issuer or Howmet Corporation).

      The foregoing description of certain terms of the New Standstill Agreement is qualified in its entirety by reference to the New Standstill Agreement, a copy of which is filed as Exhibit 4 hereto and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1* Joint Filing Agreement, dated as of February 18, 1999, between Cordant and Holding.

Exhibit 2* Credit Agreement, dated as of February 5, 1999, among Cordant, the First National Bank of Chicago, individually and as Administrative Agent, First

                  Chicago Capital Markets, Inc., as Arranger, and the lending institutions thereto.

Exhibit 3 Corporate Agreement, dated as of December 2, 1997, among Cordant, Holding and the Issuer. (incorporated by reference to Exhibit 4.5 to the Howmet International Inc. Form 10-K for the fiscal year ended December 31, 1997)

Exhibit 4* Second Amended and Restated Standstill Agreement, dated as of February 8, 1999, among Cordant, Holding, the Carlyle Entities and William E. Conway, Jr.

Exhibit 5* Letter, dated November 12, 1999, to the Board of Directors of the Issuer.

Exhibit 6 Amendment, dated as of March 13, 2000, to Corporate Agreement, dated as of December 2, 1997, among Cordant, Holding and the Issuer.

Exhibit 7 Agreement and Plan of Merger, dated as of March 14, 2000, among Alcoa, Omega Acquisition Corp. and Cordant.


--------------------------------------
*  Previously filed.

                                    SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                       CORDANT TECHNOLOGIES INC.



                                       By:  /s/ Edwin M. North
                                            -------------------------------
                                            Name:    Edwin M. North
                                            Title:   Vice President and
                                                     Corporate Secretary



                                       CORDANT TECHNOLOGIES HOLDING COMPANY



                                       By:  /s/ Edwin M. North
                                            -------------------------------
                                            Name:    Edwin M. North
                                            Title:   Assistant Secretary